Exhibit 99.3

Confidential

FORM OF SUBSCRIPTION AGREEMENT

Selina Hospitality PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of ___ ___, 2023 (the “Subscription Date”) by and between Selina Hospitality PLC (the “Issuer”), a company organized and existing under the laws of England and Wales having company number 13931732, and Osprey Investments Limited (the “Investor”), a company incorporated under the laws of Cyprus, with its registered address at 9E Foti Pitta Street, 1065, Nicosia, Cyprus, with incorporation number HE 229246, in connection with the Investor’s subscription for (i) [●] ordinary shares of the Issuer, having a nominal value of $0.005064 each (rounded to six decimal places) (the “Subscribed Shares”), in a private placement for a per share purchase price of the lower of (A) the amount which is 90% of the quoted closing price per share of the ordinary shares of the Issuer quoted on the NASDAQ on the 5 consecutive trading days prior to the Subscription Date; and (B) $0.76 (which is 90% of the quoted closing price on the last 5 consecutive trading days of May 2023) (the “Per Share Price”) and an aggregate purchase price of $10,000,000 (the “Subscription Amount”) and (ii) [●] private warrants (the “Warrants”), in the form of the warrant agreement entered into by and among the Issuer and certain other parties on the date hereof (the “Warrant Agreement”, such Warrants issued thereunder the “Subscribed Warrants”, and the ordinary shares issuable thereunder, the “Warrant Shares”), which Subscribed Warrants will have a five-year term and an exercise price of $1.50 per share (the Subscribed Shares and the Subscribed Warrants are, collectively, the “Securities”). The Issuer desires to allot to the Investor the Subscribed Shares and issue to the Investor the Subscribed Warrants in consideration for the Issuer’s receipt of the Subscription Amount.

The Issuer and the Investor are executing and delivering this Subscription Agreement in reliance upon the exemption from securities registration afforded by Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).

This Subscription Agreement, together with the Investors’ Rights Agreement in the form attached hereto as Exhibit A (the “Investors’ Rights Agreement”), the Warrant Agreement and the related warrant certificates issued thereunder, and each of the other agreements entered into by the parties hereto and thereto in connection with the transactions contemplated hereby and thereby are collectively referred to herein as the “Transaction Documents”.

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor and Issuer acknowledges and agrees as follows:

1.	Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from the Issuer, and the Issuer agrees to allot and/or issue and sell to the Investor for the Subscription Amount, in each case subject to the terms and conditions set forth herein, the Securities. The Investor acknowledges that the Subscribed Warrants will not be publicly tradeable or eligible for transfer via the Depository Trust Company.

2.	Closing. Within three (3) business days after the Subscription Date, subject to the satisfaction or waiver of the Issuer Closing Conditions and the Investor Closing Conditions, (i) the Issuer shall, upon payment of the Subscription Amount, issue and allot to Investor (or cause to be issued and allotted to Investor) the Securities and cause the Subscribed Shares to be registered with the Issuer’s transfer agent in the name of the Investor (the date of such registration being the “Closing Date”); and (ii) the Investor shall deliver to the Issuer the Subscription Amount for the Securities, which amount shall be paid by wire transfer of U.S. dollars, in immediately available funds, to the account specified by the Issuer. The Investor acknowledges that the Subscribed Shares initially shall be held by the Issuer’s transfer agent in book entry form. In addition, for purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in both New York, New York and London, United Kingdom are open for the general transaction of business.

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3.	Closing Conditions.

a.	The obligation of the Investor to consummate the purchase of, and subscription for, the Securities pursuant to this Subscription Agreement shall be subject to the following conditions, each of which may be waived in writing by the Investor in its discretion (the “Investor Closing Conditions”):

(i)	approval by the Investor (acting reasonably) of (A) a list of items for budget cuts in the Issuer’s corporate overheads cost, so as to bring the Issuer’s annual budget to (i) below $26,000,000 per annum (including, within such $26,000,000, costs of maintaining the Issuer’s public listing on the Principal Market (as defined below) and/or as a public limited company to be capped at $4,000,000 per annum) and (ii) below an average of not more than $2,166,667 per month, for each of the fiscal years ending December 31, 2023 and December 31, 2024 and (B) a schedule of employee liabilities to be incurred and paid during each of the fiscal years ending December 31, 2023 and December 31, 2024 unless, with respect to either such period in (A) or (B), to the extent waived or modified with the consent of the Issuer’s board of directors, including the consent of the designated nominee of the Investor as required pursuant to the Investors’ Rights Agreement;

(ii)	approval by the Issuer’s board of directors and, to the extent not previously obtained or exhausted, shareholder approval at a general meeting of shareholders of the Issuer (“Shareholder Approval”) and to issue a sufficient amount of ordinary shares of the Issuer in order to (1) complete additional equity raises of at least $50,000,000 in total, including equity raises under this Subscription Agreement and each $10 million equity subscription agreement entered into with the Investor on or after the date hereof, any other equity raises contemplated as part of the Fundraising Target and other subscription agreements entered into by the Issuer after the date of the Convertible Promissory Note Agreement dated [●] 2023 and between, among others, the Issuer and the Investor (the “Note”) (2) convert (or release) all of the outstanding principal amount of notes issued under the Indenture (as defined below), being $147,500,000, into ordinary shares of the Issuer at a price of $4.00 per share, pursuant to a consent solicitation, note exchanges or other agreements with the noteholders under the Indenture and (3) the issuance of [●] ordinary shares, on a non pre-emptive basis, as may be required to be issued to the Issuer pursuant to the Warrants;

(iii)	the Issuer entering into subscription agreements, on substantially similar terms as this Subscription Agreement, convertible instruments and/or asset sale arrangements to raise at least $20,000,000 via equity investments into the Issuer from the Investor, its affiliates or third parties, or pursuant to this Subscription Agreement (the “Fundraising Target”), which shall count towards the Fundraising Target on a dollar-for-dollar basis and/or permitted asset sales, which shall count towards the Fundraising Target at a rate of 50 cents for each dollar raised through such asset sales, provided that, at all times, at least $10,000,000 is raised from equity offerings (which amount shall include $1,842,500 in amounts raised under subscription agreements prior to the Subscription Date);

(iv)	the implementation of an agreement between Selina RY Holding Inc. (“Selina RY”) and the Issuer whereby Selina RY and its subsidiaries will have no cancellation fees if they book a program in any hotel operated by the Issuer or a subsidiary of the Issuer and cancel with advance notice of three (3) months or more;

(v)	that no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby;

(vi)	the Issuer has conducted a note exchange in respect of the $14.7 million convertible note issued under the Indenture and issued by the Issuer to Kibbutz Holding S.a.r.l. (“Kibbutz”), pursuant to which the conversion price is lowered from $11.50 per share to $1.00 per share (the “Note Exchange”);

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(vii)	an assignment agreement between Kibbutz and the Investor pursuant to which Kibbutz will assign its rights under the Note Exchange to the Investor;

(viii)	that all representations and warranties of the Issuer contained in this Subscription Agreement shall be true and correct in all material respects as of the date made and as of the Closing Date as though made at that time (except for those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects as of such specified earlier date) and the Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Issuer at or prior to the Closing Date;

(ix)	the Investor shall have received the opinion of Greenberg Traurig, LLP, outside counsel to the Issuer, dated on the Closing Date, in a form reasonably acceptable to the Investor;

(x)	the Issuer shall have executed and delivered to Investor: (A) each of the Transaction Documents to which it is party and each other document to which it is a party in connection with the arrangements contemplated hereby and thereby and (B) the Subscribed Shares being purchased by the Investor at the Subscription Date pursuant to this Subscription Agreement;

(xi)	the Issuer shall have delivered to the Investor a certificate evidencing the formation and good standing of the Issuer in its jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction within ten (10) Business Days prior to the Closing Date;

(xii)	the Issuer shall have delivered to the Investor a certified copy of the certificate of incorporation and articles of association of the Issuer within ten (10) Business Days prior to the Closing Date;

(xiii)	the Issuer shall have delivered to the Investor a certificate, executed by the Secretary of the Issuer and dated as of the Closing Dates, as to (a) the resolutions of its board of directors regarding the agreements and transactions contemplated hereby in a form reasonably acceptable to the Investor, (b) the governing documents of the Issuer, each as in effect at the Closing;

(xiv)	all documents, instruments, filings and recordations required by or reasonably necessary in connection with the Security Documents, including, without limitation, the Security Documents themselves, shall have been made, executed and delivered, as applicable, in accordance with the terms thereof and to the parties thereto, save for any security interests to be granted under the Security Documents and/or any filings or instruments to be entered into after the Closing Date, in each case in accordance with this Subscription Agreement;

(xv)	the Issuer shall have notified the Nasdaq Global Market (the “Principal Market”) of the transactions contemplated hereby, including the applicable listing of additional shares notification to the Principal Market, and as of the Closing Date, the Principal Market shall not have made any objection (not subsequently withdrawn) to the Issuer in writing that the consummation of the transactions contemplated hereby would violate the Principal Market’s listing rules applicable to the Issuer and that if not withdrawn would result in the suspension or delisting of the Issuer’s ordinary shares from the Principal Market;

(xvi)	to the extent required to give effect to the Issuer’s obligations pursuant to this Subscription Agreement and the other Transaction Documents, on or prior to the Closing Date, the Issuer shall deliver all irrevocable instructions to, and have received acknowledgement from, each relevant transfer agent, depositary or clearing system in order for the Issuer to perform its obligations pursuant to this Subscription Agreement and the other Transaction Documents;

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(xvii)	the Issuer shall have obtained, as of the Closing Date, all governmental or regulatory consents and approvals, if any, necessary for the sale and issuance of the Securities;

(xviii)	the quotation or listing of the Issuer’s ordinary shares on the Principal Market shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market, nor shall suspension have been threatened as of the Closing Date, either in writing by the SEC or the Principal Market or by virtue of the Issuer falling below the minimum listing maintenance requirements of the Principal Market;

(xix)	the Issuer shall negotiate in good faith with the Investor to enter into (A) a joint venture or other arrangement between the Issuer and the Investor and/or its affiliates in connection with accommodation for students (subject to each party thereto obtaining all relevant approvals provided that each party shall use its best efforts to obtain such approvals); (B) an agreement for the use of the “Selina” brand and business in promoting the educational business of the Investor and/or its affiliates; and (C) a mutual “referrals fee” agreement between the Issuer and the Investor and/or its affiliates; and

(xx)	the Issuer shall have obtained the Investor’s wire instructions on Investor letterhead duly executed by an authorised officer of the Investor.

As used in clause (a)(ii) and (vi), the term “Indenture” means that certain indenture dated as of October 27, 2022 by and between the Issuer and Wilmington Trust, National Association as Trustee and the 6.00% Convertible Senior Notes due 2026 issued thereunder

b.	The obligation of the Issuer to consummate the purchase of, and subscription for, the Securities at the Closing pursuant to Section 2 shall be subject to the following conditions, each of which may be waived in writing by the Issuer in its discretion (the “Issuer Closing Conditions”): (i) that no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and (ii) that all representations and warranties of the Investor contained in this Subscription Agreement shall be true and correct in all material respects at and as of the Closing Date (except for those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects as of such specified earlier date), and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Issuer contained in this Subscription Agreement in all material respects as of the Closing Date (except those that speak as of a specified earlier date). As used herein, the term “controlled by” has the meaning ascribed to such term under Rule 405 of the Securities Act of 1933 (the “Securities Act”).

4.	Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5.	Issuer’s Representations and Warranties. The Issuer represents and warrants to the Investor that:

a.	As of the Closing Date, the Issuer is validly existing under the laws of England and Wales. The Issuer has all requisite power and authority to own, lease and operate its properties and conduct its business as presently conducted to enter into, deliver and, subject to receipt of Shareholder Approval, perform its obligations under the Transaction Documents. The Issuer is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to do so would not reasonably be expected ,individually or in the aggregate, to have a material adverse effect on the business, financial condition or results of operations of the Issuer and its subsidiaries, taken as a whole or the ability of the Issuer to meet any of its obligations under any of the Transaction Documents (a “Material Adverse Effect”).

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b.	As of the Closing Date, the Subscribed Shares, the Subscribed Warrants and the Warrant Shares issued upon conversion of the Subscribed Warrants (if any), subject to receipt of Shareholder Approval by the Issuer, will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, will constitute the valid and binding obligation of the Issuer, free from all preemptive or similar rights (except for those which have been validly waived prior to the date hereof), taxes, liens and charges and other encumbrances with respect to the issue thereof, enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium or other applicable laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

c.	The Issuer will, subject to receipt of Shareholder Approval, have the requisite power and authority to enter into and perform is obligations under the Transaction Documents. The execution and delivery of this the Transaction Documents by the Issuer and the consummation by the Issuer of the transactions contemplated hereby and thereby (as applicable), including without limitation, the Subscribed Shares, the Subscribed Warrants and the Warrant Shares issued upon conversion of the Subscribed Warrants (if any) have been or will, subject to receipt of Shareholder Approval, be duly authorized by the Issuer (as applicable) and no further filing, consent or authorization is required by the Issuer, its board of directors or its shareholders. The Transaction Documents been duly authorized, executed and delivered by the Issuer and each constitutes a legal, valid and binding obligation of the Issuer and, assuming that the Transaction Documents each constitutes the valid and binding agreement of the Investor and the other parties thereto, is the Transaction Documents are enforceable against the Issuer in accordance with their terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium or other applicable laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d.	The sale and issuance of the Securities and the Warrant Shares (and the reservation for issuance of the Warrant Shares) and the compliance by the Issuer with all of the provisions of the Transaction Documents and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer is subject that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Securities and the Warrant Shares (and the reservation for issuance of the Warrant Shares) or the legal authority of the Issuer to comply in all material respects with the terms of the Transaction Documents; (ii) result in any violation of the provisions of the constitutional documents of the Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign (including foreign, federal and state securities laws and regulations and the rules and regulations of the Principal Market and including all applicable foreign, federal and state laws, rules and regulations), having jurisdiction over the Issuer or any of its properties, assuming the making of the Required Filings and except in the case of clause (iii), that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Securities and the Warrant Shares (and the reservation for issuance of the Warrant Shares) or the legal authority of the Issuer to comply in all material respects with the Transaction Documents or the Securities, including the issuance of the Warrant Shares.

e.	Subject to receipt of Shareholder Approval, the Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of the Transaction Documents (including, without limitation, the issuance of the Securities and the Warrant Shares), other than (i) filings with the U.S. Securities and Exchange Commission (the “SEC”), (ii) filings required by applicable state securities laws, (iii) filings required by the Nasdaq Global Market, and (iv) the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. All consents, authorizations, orders, filings and registrations which the Issuer is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Closing Date (or in the case of the filings detailed above, will be made timely after the Closing Date), and the Issuer is unaware of any facts or circumstances which might prevent the Issuer from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. The Issuer is not in violation of the listing requirements of the Principal Market and to the knowledge of the Issuer there are no facts or circumstances which would reasonably lead to delisting or suspension of the common stock of the Issuer. The issuance by the Issuer of the Conversion Shares, Warrants and/or the Warrant Shares shall not have the effect of delisting or suspending the common stock of the Issuer from the Principal Market

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f.	Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act is required for the offer and sale of the Securities and the issuance of the Warrant Shares by the Issuer to the Investor hereunder. The Securities and the Warrant Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D) or any directed selling efforts (within the meaning of Regulation S) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

g.	The Issuer has not engaged any broker, finder, commission agent, placement agent or arranger in connection with the sale of the Securities, and the Issuer is not under any obligation to pay any broker’s fee or commission in connection with the sale of the Securities

h.	None of the Issuer nor any of its affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of the any of the Securities under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of stockholders of the Issuer for purposes of the Securities Act or any applicable stockholder approval provisions, including, without limitation, under the rules and regulation of any exchange or automated quotation system on which any of the securities of the Issuer are listed or designated for quotation.

i.	All factual disclosure provided to the Investor regarding the Issuer and its Subsidiaries, their businesses and the transactions contemplated hereby and thereby, furnished by or on behalf of the Issuer or any of its Subsidiaries was, when provided, true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

j.	The Issuer acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Issuer or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Investor or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Investor’s purchase of the Securities. The Issuer further represents to the Investor that its decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Issuer and its representatives

k.	The Issuer has timely filed all reports, schedules, forms, statements and other documents required to be filed by it to the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (and all the foregoing, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). The SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, as of their respective filing dates, and at the time they were filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Issuer included in the SEC Documents complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with IFRS (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of an unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of each of the Issuer and its subsidiaries, on a consolidated basis, at the respective dates thereof and the results of operations and cash flows for the periods indicated. The Issuer is not currently planning to amend or restate any of its financial statements (including, without limitation, any notes or any letter of the independent accountants of the Issuer with respect thereto) included in the SEC Documents, nor is the Issuer currently aware of facts or circumstances which would require the Issuer to amend or restate its financial statements, in each case, in order for any of its financial statements to be in material compliance with IFRS and the rules and regulations of the SEC. The Issuer has not been informed by its independent accountants that they recommend that the Issuer amend or restate any of its financial statements or that there is a need for the Issuer to do so.

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l.	Other than as disclosed to the Investor or as disclosed publicly (including in the SEC Documents), since 1 January 2023 there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations, condition (financial or otherwise), results of operations of the Issuer or any of its subsidiaries, taken as a whole, and there is no change known to the Issuer or any facts or circumstances that would reasonably be expected to give rise to or cause such a change, other than as disclosed to the Investor. Neither the Issuer nor any of its Subsidiaries has sought protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, and, none of its creditors has initiated or, to the knowledge of the Issuer, has threatened to initiate, involuntary bankruptcy proceedings against the Issuer or any of its Subsidiaries. The Issuer and its Subsidiaries, on a consolidated basis, are not as of the date hereof, and after giving effect to the Transaction Documents and the transactions contemplated hereby and thereby to occur at or subsequent to Closing, will not be insolvent.

m.	No event, liability, development or circumstance has existed or exists, or is contemplated to occur, as the date hereof or as of the Closing Date (as applicable), with respect to the Issuer, its subsidiaries or their respective business, properties, prospects, operations or financial condition that required disclosure by the Issuer on a Current Report or Form 6-K, or would require disclosure on Form 6-K within the four business days following the date hereof or the Closing Date (as applicable) upon such occurrence, and that has not been filed with the SEC.

n.	Neither the Issuer nor any of its subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Issuer or any of its subsidiaries, except in all cases for violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since October 27, 2022, (i) the Ordinary Shares have been listed or designated for quotation on the Principal Market, (ii) trading the Ordinary Shares has not been suspended by the SEC or the Principal Market and (iii) the Issuer has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Ordinary Shares from the Principal Market.

o.	None of the officers, directors or employees of the Issuer or any of its subsidiaries is presently party to any transaction with the Issuer or any of its subsidiaries that would be required to be disclosed pursuant to Item 7.B of Form 20-F promulgated under the Exchange Act and that has not been disclosed in the SEC Documents.

p.	As of the date hereof, the issued share capital of the Issuer consisted of [99,693,691] Ordinary Shares. All of such outstanding shares are duly authorized and have been validly issued and fully paid. All of such outstanding shares are duly authorized and have been, or upon issuance, will be, validly issued and fully paid. Other than as disclosed to the Investor or as disclosed publicly (including in the SEC Documents and save in respect of up to, in total, 15,000 shares of Class B common stock in Selina RY in connection with an employee stock option plan:

a.	there are no outstanding options, warrants, rights or obligations to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Issuer or any member of the Restricted Group (as defined in the Note) (other than intra-company), or contracts, commitments, understandings or arrangements by which the Issuer and any member of the Restricted Group (other than intra-company) is or may become bound to issue additional capital stock of the Issuer or any of such member of the Restricted Group or options, warrants, rights or obligations to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Issuer or any member of the Restricted Group;

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b.	there are no agreements or arrangements (other than as set forth in the Transaction Documents) under which the Issuer or any member of the Restricted Group is obligated to register the sale of any of their securities under the Securities Act;

c.	there are no outstanding securities or instruments of the Issuer or any member of the Restricted Group which contain redemption or similar provisions;

d.	there are no contracts, commitments, understandings or arrangements by which the Issuer or any member of the Restricted Group is or may become bound to redeem a security of the Issuer or any member of the Restricted Group; and

e.	there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities.

q.	Other than as disclosed to the Investor (including in Exhibit B hereto) or as disclosed publicly (including in the SEC Documents), as of December 31, 2022, the Issuer or any member of the Restricted Group did not have (save for any intra-company or intra-group amounts) any Indebtedness (as defined in the Note) with a value in excess of $5,000,000 or is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect. The Issuer and the members of the Restricted Group are not (i) in violation of any term of, or in default under, any contract, agreement or instrument relating to any indebtedness of the Issuer or any member of the Restricted Group, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (ii) a party to any contract, agreement or instrument relating to any indebtedness of the Issuer or any member of the Restricted Group, the performance of which, in the judgment of the Issuer’s officers, has or is expected to have a Material Adverse Effect.

r.	There are no actions, suits or proceedings by or before any arbitrator or governmental authority pending against or, to the actual knowledge of the Issuer, without inquiry, threatened against of affecting the Issuer (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve any Transaction Document or the Securities.

s.	The Issuer and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Issuer believes to be prudent and customary in the businesses in which the Issuer and its subsidiaries are engaged.

t.	The Issuer and each member of the Restricted Group has timely filed or caused to be filed all tax returns and reports required to have been filed and has paid or caused to be paid all taxes required to have been paid by it, except, (i) taxes that are being contested in good faith by appropriate proceedings and for which the Issuer or such Subsidiary, as appliable, has set aside on its books adequate reserves or (ii) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

u.	Subject to the material weaknesses identified in the Issuer’s 2022 annual report on Form 20-F filed by the Issuer on April 28, 2023, (i) the Issuer maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (ii) the Issuer maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Issuer in reports it filed or submits under the Exchange Act and under the Companies Act 2006 (UK) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Companies Act 2006, including without limitation, controls and procedures designed to ensure that information required to be disclosed by the Issuer in the reports it files or submits under the Exchange Act and the Companies Act 2006 is accumulated and communicated to the Issuer’s management.

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v.	The Issuer is eligible to register its Ordinary Shares for resale on Form F-1.

w.	The Issuer has not, and to its knowledge no on acting on its behalf has, taken, directly or indirectly, any action designed to cause or to result, or that could reasonably be expected to cause or result, in the stabilization or manipulation of the price of any security of the Issuer to facilitate the sale or resale of the Securities.

x.	The Issuer acknowledges that its obligations to issue Subscribed Shares and Warrant Shares pursuant to the terms of this Subscription Agreement in accordance with the Transaction Documents is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Issuer.

y.	All disclosure provided to the Investor regarding the Issuer and its Subsidiaries, their businesses and the transactions contemplated hereby, furnished by or on behalf of the Issuer or any of its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Issuer acknowledges and agrees that the Investor does not make or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Section 5.

z.	The Issuer has implemented and maintains in effect policies and procedures designed to ensure compliance by the Issuer, its Subsidiaries and their respective officers, directors, employees and agents with Anti-Corruption Laws and applicable Sanctions (in each case, as defined in the Note), and the Issuer, its Subsidiaries and their respective officers and directors and, to the knowledge of the Issuer, its employees and agents are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in the Issuer being designated as a Sanctioned Person. No issuance of the Securities or the use of proceeds, the transactions contemplated hereby and by the Transaction Documents will violate Anti-Corruption Laws or applicable Sanctions.

aa.	There are no material disagreements of any kind presently existing, or reasonably anticipated by the Issuer to arise, between the Issuer and the accountants formerly or presently employed by the Issuer. The Issuer’s position with respect to any fees owed to its accountants could not reasonably be expected to affect the Issuer’s ability to perform any of its obligations under any of the Transaction Documents

6.	Investor Representations and Warranties. The Investor represents and warrants to the Issuer that:

a.	At the time the Investor was offered the Securities, it was, and as of the date hereof and as of the Closing Date is (i)(A) either a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case satisfying the applicable requirements set forth on Schedule A, or (B) not a U.S. person and located offshore (as such terms are defined in Regulation S under the Securities Act) (ii) is acquiring the Securities only for its own account and not for the account of others, or if the Investor is subscribing for the Securities as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Securities with a view to, or for offer or resale in connection with, any public sale or distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A, provided, however, that by making the representations herein, the Investor does not agree to hold any of the Securities or Warrant Shares for any minimum or other specific term and reserves the right to dispose of the Securities and Warrant Shares at any time in accordance with or pursuant to an effective registration statement under the Securities Act or an exemption from such registration and in compliance with the applicable U.S. federal and state securities laws). The Investor has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the Securities Act. Also, the Investor is not an entity formed for the specific purpose of acquiring the Securities.

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b.	The Investor acknowledges and agrees that the Securities are being offered in an offshore transaction not involving any public offering within the meaning of the Securities Act and that the offer and sale of the Securities have not been registered under the Securities Act or any U.S. state securities laws. The Investor acknowledges and agrees, except as otherwise provided herein, that the Securities may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act and any other applicable U.S. state securities laws (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to “offshore transactions” and following expiration of a 40-day “distribution compliance period” (each within the meaning of Regulation S under the Securities Act) or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entries representing the Securities shall contain a restrictive legend or notation to such effect. The Investor acknowledges and agrees that the Securities will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Securities and may be required to bear the financial risk of an investment in the Securities for an indefinite period of time. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Securities. For purposes of this Subscription Agreement, “Transfer” shall mean any direct or indirect transfer, redemption, disposition or monetization in any manner whatsoever, including, without limitation, covenants and agreements included in this Subscription Agreement.

c.	The Investor acknowledges and agrees that the Investor is subscribing for and purchasing the Securities from the Issuer. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of the Issuer or any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in Section 5 of this Subscription Agreement.

d.	The Investor’s acquisition and holding of the Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

e.	The Investor acknowledges and agrees that the Investor has received access to, and has had an adequate opportunity to review, such financial and other information as the Investor deems necessary in order to make an investment decision with respect to the Securities, including, without limitation, with respect to the Issuer and the business of the Issuer and its subsidiaries and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Investor’s investment in the Securities. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities.

f.	The Investor became aware of this offering of the Securities solely by means of direct contact between the Investor and the Issuer, and the Securities were offered to the Investor solely by direct contact between the Investor and the Issuer. The Investor did not become aware of this offering of the Securities, nor were the Securities offered to the Investor, by any other means. The Investor acknowledges that the Securities (i) were not offered by any form of general solicitation or general advertising or any directed selling efforts (within the meaning of Regulation S) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Issuer or any of it respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of the Issuer contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in the Issuer.

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g.	The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities (including, without limitation, the risks set out in the Issuer’s 2022 annual report on Form 20-F filed with the SEC on April 28, 2023). The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

h.	Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in the Issuer.

i.	In making its decision to purchase the Securities, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information about the Issuer or the offer of the Securities provided by or on behalf of any bankers, counsel or advisors to the Issuer or its affiliates.

j.	The Investor acknowledges and agrees that no governmental agency has passed upon or endorsed the merits of the offering of the Securities or made any findings or determination as to the fairness of this investment.

k.	The Investor has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

l.	The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and will not conflict with or violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable ,except, in each case, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Investor to perform its obligations under this Subscription Agreement. The signature on this Subscription Agreement is genuine, and the signatory has legal competence and capacity to execute the same or the signatory has been duly authorized to execute the same, and this Subscription Agreement has been duly executed and delivered by the Investor and constitutes a legal, valid and binding obligation of the Investor, and assuming this Subscription Agreement constitutes a valid and binding agreement of the Issuer, is enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

m.	The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including, without limitation, the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Securities were legally derived.

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n.	The Investor does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof such Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) or short sale positions with respect to the securities of the Issuer. Notwithstanding the foregoing, in the case of an Investor that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Securities covered by this Subscription Agreement.

o.	The Investor has, and at the Closing will have, sufficient funds to pay the Subscription Amount pursuant to Section 2 above.

7.	Covenants.

a.	The Investor shall use its reasonable best efforts to timely satisfy each of the covenants hereunder and the conditions to be satisfied by it as provided herein. The Issuer shall use its reasonable best efforts to timely satisfy each of the covenants hereunder and the conditions to be satisfied by it as provided herein.

b.	Until the date on which the Warrants are no longer outstanding and the Investor no longer holds any registrable securities of the Issuer (the “Reporting Period”), the Issuer shall use its reasonable best efforts to timely file all reports required to be filed with the SEC pursuant to the Exchange Act.

c.	For so long as the Investor owns any of the Warrants, the Issuer covenants that at any time the Ordinary Shares shall be listed on the Principal Market or any Eligible Exchange (as defined in the Note) the Issuer will list and keep listed, following registration of the Ordinary Shares and the Warrants with the SEC and for so long as the Ordinary Shares shall so be listed on the Principal Market or any Eligible Exchange, any Ordinary Shares issuable upon conversion of any of the Warrants. Further, so long as the Investor owns any of the Warrants, the Issuer shall (at its own expense) use its reasonable best efforts to maintain the listing of authorization for quotation (as the case may be) of the Ordinary Shares on the Principal Market or any other Eligible Exchange and neither the Issuer nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Ordinary Shares on the Principal Market.

d.	The Issuer acknowledges and agrees that the Securities may, subject to applicable law, be pledged by the Investor in connection with a bona fide margin agreement or other loan financing arrangement that is secured by the Securities. The Issuer hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Investor.

e.	None of the Issuer, its Subsidiaries, their affiliates nor any Person acting on their behalf will take any action or steps that would require registration of the issuance of any of the Securities under the Securities Act

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8.	Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon (i) the mutual written agreement of each of the Investor and the Issuer, (ii) the occurrence of a material breach by a party, which material breach is not cured by such party within a period of five (5) business days after notice of the breach has been provided to it (each a “Termination Event”); provided that nothing herein will relieve any party from liability for any willful and material breach of any covenant, agreement, obligation, representation or warranty hereunder prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful and material breach. Upon the occurrence of any Termination Event, any monies paid by the Investor to or on behalf of the Issuer in connection herewith shall promptly (and in any event within one business day) following the Termination Event be returned to the Investor.

9.	Miscellaneous.

a.	Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Securities acquired hereunder and the Warrant Shares issued upon conversion of the Subscribed Warrants, if any) may be transferred or assigned.

b.	The Issuer may request from the Investor such additional information as the Issuer may deem necessary or advisable to register the resale of the Securities and the Warrant Shares issued upon conversion of the Subscribed Warrants, if any, and evaluate the eligibility of the Investor to acquire the Securities and the Warrant Shares issued upon conversion of the Subscribed Warrants, if any, and the Investor shall promptly provide any such information so requested. Without limiting the generality of the foregoing or any other covenants or agreements in this Subscription Agreement, the Investor acknowledges that the Issuer may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report, or a registration statement of the Issuer.

c.	The Investor acknowledges that the Issuer and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Investor agrees to promptly notify the Issuer if any of the acknowledgments, understandings, agreements, representations or warranties set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify the Issuer if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of Securities and the Warrant Shares issued upon conversion of the Subscribed Warrants, if any, from the Issuer will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.

d.	The Investor acknowledges and agrees that neither it, nor any person or entity acting on its behalf or pursuant to any understanding with the Investor, shall, directly or indirectly, engage in any hedging activities or execute any Short Sales (as defined below) with respect to any Securities or any securities of Issuer or any instrument exchangeable for or convertible into any Securities or any securities of Issuer prior to the Closing or the earlier termination of this Subscription Agreement in accordance with its terms. “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Exchange Act and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including, without limitation, on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

e.	The Issuer is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 8(e) shall not give the Issuer any rights other than those expressly set forth herein.

f.	All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

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g.	This Subscription Agreement may not be terminated other than pursuant to the terms of Section 7 above. The provisions of this Subscription Agreement may not be modified, amended or waived except by an instrument in writing, signed by each of the parties hereto. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

h.	This Subscription Agreement (including, without limitation, the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as expressly set forth herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that any such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

i.	Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

j.	If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

k.	This Subscription Agreement may be executed in one or more counterparts (including, without limitation, by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

l.	The parties hereto acknowledge and agree that irreparable damage would occur if any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

m.	Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to the Issuer.

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n.	THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK, AND THE UNITED STATES DISTRICT COURT, LOCATED IN THE BOROUGH OF MANHATTAN IN NEW YORK CITY SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 8(n) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8(n).

10.	Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Issuer or any of its affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of the Issuer expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in the Issuer. The Investor acknowledges and agrees that none of (i) any other investor in Issuer, or (ii) any financial or other advisor of Issuer, or (iii) any Non-Party Affiliate (as defined below) of any of the foregoing parties, shall have any liability to the Investor pursuant to, arising out of or relating to this Subscription Agreement, the negotiation of this Subscription Agreement, or the transactions contemplated hereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any such party in connection with the purchase of the Securities (including the Warrant Shares issued upon conversion of the Subscribed Warrants, if any) or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by or on behalf of the Issuer concerning the Issuer, any of its Non-Party Affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equity holder or affiliate of the Issuer or any of the Issuer’s affiliates or any family member of the foregoing.

11.	[Reserved]

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12.	Registration Rights.

a.	The Issuer shall prepare and, as soon as practicable, but in no event later than twenty (20) Business Days following the Closing Date (the “Filing Deadline”), file with the SEC (at its sole cost and expense) a resale registration statement (the “Registration Statement”) on Form F-1 covering the resale of all of the Required Registration Amount of Registrable Securities (as defined in the Investors’ Rights Agreement). The Registration Statement prepared pursuant hereto shall register for resale at least the number of Ordinary Shares and Warrants equal to the Required Registration Amount determined as of the date the Registration Statement is initially filed with the SEC, subject to adjustment as provided in Section 12(c). The Registration Statement shall contain (except if otherwise directed by the Investor) the “Plan of Distribution” and “Selling Shareholders” sections in a form reasonably satisfactory to the Investor. The Issuer shall use its reasonable best efforts to have such initial Registration Statement, and each other Registration Statement required to be filed pursuant to the terms of this Section 12, declared effective by the SEC as soon as practicable, but in no event later than the applicable Effectiveness Deadline for such Registration Statement (the “Effective Date”). By 5:30 p.m. New York time on the Business Day following the Effective Date, the Issuer shall file with the SEC in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sale pursuant to the Registration Statement.

b.	Notwithstanding anything to the contrary in this Subscription Agreement, if the SEC prevents the Issuer from including any or all of the Registrable Securities proposed to be registered under the Registration Statement for the resale of the Registrable Securities pursuant to Rule 415 of the Securities Act, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as if permitted by the SEC. In such event, the number of Registrable Securities to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and, following the Effective Date, as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 of the Securities Act, the Issuer shall amend the Registration Statement or file a new Registration Statement to become effective as promptly as practicable. Unless required under applicable law, in no event shall any Investor be identified as a statutory underwriter in the Registration Statement; provided that if an Investor is required to be so identified as a statutory underwriter in the Registration Statement, the Investor will have the opportunity to persuade the applicable regulator that said disclosure is not required and, if unable to eliminate the legal requirement, to either consent to such disclosure or to agree to withdraw its Registrable Securities from the Registration Statement.

c.	In the event the number of Ordinary Shares available under a Registration Statement filed pursuant to this Section 12 is insufficient to cover the Required Registration Amount of the Registrable Securities required to be covered by such Registration Statement or the Investor’s allocated portion of the Registrable Securities pursuant to Section 8(b), the Issuer shall use its reasonable best efforts to amend the applicable Registration Statement, or file a new Registration Statement (on the short form available therefor if applicable), or both, so as to cover at least the Required Registration Amount as of the Trading Day immediately preceding the date of filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) calendar days after the necessity therefor arises. The Issuer shall use its reasonable best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof.

d.	The Issuer shall keep each Registration Statement effective pursuant to Rule 415 at all times until the earlier of (i) the date as of which the Investors (as defined in the Investors’ Rights Agreement) may sell all of the Registrable Securities covered by such Registration Statement without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act, (ii) the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement or (iii) all of the Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities.

e.	Following the filing of the Registration Statement on Form F-1, the Issuer shall use its commercially reasonable efforts to convert the F-1 Registration Statement to a Registration Statement on Form F-3, as soon as practicable after the Issuer is eligible to use Form F-3, provided that the Issuer shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-3 covering the Registrable Securities has been declared effective by the SEC or otherwise becomes effective automatically in accordance with the rules and regulations of the SEC.

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f.	The Investor acknowledges and agrees that the Issuer may suspend, for a period of up to thirty (30) days the use of the Registration Statement if it reasonably determines, upon the advice of legal counsel, that the registration statement would fail to comply in any material respect with applicable U.S. securities laws, provided, that the Issuer shall promptly notify the Investor once such 30-day period ends; and, provided further, that such periods shall not exceed an aggregate of sixty (60) days during any three hundred sixty five (365) day period.

g.	If applicable, the Issuer shall use its reasonable best efforts to register and qualify, unless an exemption from registration and qualification applies, the resale by the Investors of the Registrable Securities covered by a Registration Statement under other such securities or “blue sky” laws of such jurisdictions in the United States as the Investor shall reasonably request.

h.	The Issuer’s obligations to include the Registrable Securities for resale in the Registration Statement are contingent upon the Investor furnishing to the Issuer, in writing, such information regarding the Investor, the Registrable Securities held by the Investor, the intended method of disposition of such Registrable Securities and such other information as shall be reasonably requested by the Issuer to effect the registration of such Registrable Securities, The Investor shall provide such information and execute such documents in connection with such registration as the Issuer may reasonably request to the extent the same are customary of a selling stockholder in a similar situation.

i.	Without limiting the remedies available to the Investor, the Issuer acknowledges that any failure by the Issuer to comply with its obligations under this Section 2 may result in material irreparable injury to the Investor for which there is no adequate remedy at law, that it would not be possible to measure damages for such injuries precisely and that, in the event of any such failure, the Investor may seek to obtain such relief as may be required to specifically enforce the Issuer’s obligation under this Section 12.

As used in this Section 12, “Required Registration Amount” means, as of any time of determination, the number of Registrable Securities equal the maximum number of Registrable Securities, respectively, issued or issuable pursuant to the terms of the Transaction Documents, as of the Trading Day immediately preceding the applicable date of determination and all subject to adjustment as provided in Section 12(c), without regard to limitations on conversion and/or redemption of the Notes and Warrants, provided that the maximum number of Ordinary Shares included in the Required Registration Amount as of any time of determination shall be the number of Ordinary Shares then approved by the Issuer’s shareholders for issuance.

As used in this Section 12, “Effectiveness Deadline” means the date which is the earlier to occur of (x) one hundred and twenty (120) calendar days after the date on which the Registration Statement is filed with the SEC and (y) the fifth (5th) Business Day after the date the Issuer is notified (orally or in writing), whichever is earlier) by the SEC that the Registration Statement will not be reviewed or will not be subject to further review; provided, however, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business.

13.	Disclosure. The Issuer may, if it deems appropriate within four (4) business days following the date of this Subscription Agreement, issue one or more press releases and/or file with the SEC a report on Form 6-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby. Upon the issuance of the Disclosure Document, to the actual knowledge of Issuer, the Investor shall not be in possession of any material, non-public information received from Issuer or any of its officers, directors, or employees or agents.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Osprey Investments Limited

By:

Print name:

Title:

Date:

Address:

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IN WITNESS WHEREOF, the Issuer has accepted this Subscription Agreement as of the date set forth below.

Selina Hospitality PLC

By:

Print name:

Title:

Date:

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SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

☐ We are not a natural person.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person;

☐ Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐ Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

This page should be completed by the Investor and constitutes a part of the Subscription Agreement.

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EXHIBIT A

INVESTORS’ RIGHTS AGREEMENT

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EXHIBIT B

GROUP DEBT AS OF DECEMBER 31, 2022

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